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                                                                      EXHIBIT 21

                              LIST OF SUBSIDIARIES

The following list contains the names and jurisdictions of organization of Habersham Bancorp's direct and indirect subsidiaries. Habersham Bancorp owns 100% of the outstanding stock of each listed entity, except for BancMortgage Financial Corp., Appalachian Travel Service and Advantage Insurers, Inc., which are wholly owned subsidiaries of Habersham Bank.

Name and Jurisdiction

Habersham Bank, a Georgia state bank.
Security State Bank, a Georgia state bank.
The Advantage Group, Inc. a Georgia corporation.
BancMortgage Financial Corp., a Georgia corporation.
Appalachian Travel Service, Inc., a Georgia corporation.
Advantage Insurers, Inc., a Georgia corporation.



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